06005685

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAY 30 2006 WASH, D.C. 209

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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8- 52175

FACING PAGE

Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2005 AND ENDING 3/31/2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Introducing Broker's Alliance, Inc.
D/B/A Introducing Brokers Alliance, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 S. LaSalle Street, Suite 700
(No. and Street)

CHICAGO (City) IL (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Killian
(Name) (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiMaggio, Veraja & Company, LLC
(Name - if individual state last, first, middle names)

567 James Court (Street) Glendale Heights (City) IL (State) 60139 (Zip Code)

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael Laughlen Killian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Introducing Broker's Alliance, Inc. D/B/A Introducing Brokers Alliance, Inc., are true and correct. I further swear (or affirm) that neither the company, nor any shareholder, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]
Name

President
Title

23 May 2006
Date

Consulate General of the United States of America at Hong Kong } SS:

Subscribed and sworn to before me this 23rd day of May, 2006 by Michael Laughlin Killian.

[signature]
~~Notary Public~~

MARA S ANDERSEN
VICE CONSUL

INTRODUCING BROKER'S ALLIANCE, INC.
D/B/A INTRODUCING BROKERS ALLIANCE, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5

FOR THE YEAR ENDED
MARCH 31, 2006

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants

TABLE OF CONTENTS

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants

567 James Court
Glendale Heights, IL 60139-3206
Phone (630) 790-4269 ● Fax: (630) 547-4112

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Introducing Broker's Alliance, Inc.
D/B/A Introducing Brokers Alliance, Inc.
190 South LaSalle Street, 7th Floor
Chicago, Illinois 60603

We have audited the accompanying statement of financial condition of Introducing Broker's Alliance, Inc., D/B/A Introducing Brokers Alliance, Inc. as of March 31, 2006 and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Introducing Broker's Alliance, Inc., D/B/A Introducing Brokers Alliance, Inc. as of March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 through 15 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glendale Heights, Illinois
May 16, 2006
DiMaggio, Veraja & CO. LLC

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

DIMAGGIO, VERAJA & COMPANY, LLC [70]

ADDRESS

567 James Court [71]	Glendale Heights [72]	IL [73]	60139 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD				
50	51	52	53				

SEC 1696 2 of 16

The accompanying notes are an integral part of these financial statements

INTRODUCING BROKER'S ALLIANCE, INC.
D/B/A INTRODUCING BROKERS ALLIANCE, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF MARCH 31, 2006

ASSETS

Cash	$	9,886
Prepaid expenses		720
TOTAL ASSETS	$	10,606

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accrued expenses	$	500
TOTAL LIABILITIES		500
Stockholders' equity:		
Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding		35,000
Additional paid-in capital		63,012
Retained earnings		(87,906)
TOTAL SHAREHOLDERS' EQUITY		10,106
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	10,606

The accompanying notes are an integral part of these financial statements

INTRODUCING BROKER'S ALLIANCE, INC.
D/B/A INTRODUCING BROKERS ALLIANCE, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2006

REVENUE		
	$	-
Total revenue		-
OPERATING EXPENSES		
Dues and subscriptions		3,448
Fines		1,000
Licenses and permits		295
Professional fees		2,850
Total operating expenses		7,593
Net income (loss) before other income and expenses		(7,593)
NET INCOME (LOSS)	$	(7,593)
Retained earnings, beginning of year	$	(80,313)
Retained earnings, end of year	$	(87,906)

The accompanying notes are an integral part
of these financial statements

INTRODUCING BROKER'S ALLIANCE, INC.
D/B/A INTRODUCING BROKERS ALLIANCE, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance - beginning of year	$ 35,000	$ 63,012	$ (80,313)	$ 17,699
Capital additions				-
Capital withdrawals				-
Net loss			(7,593)	(7,593)
Balance - end of year	$ 35,000	$ 63,012	$ (87,906)	$ 10,106

The accompanying notes are an integral part of these financial statements

INTRODUCING BROKER'S ALLIANCE, INC.
D/B/A INTRODUCING BROKERS ALLIANCE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2006

Cash provided by operating activities:		
Net income (loss)	$	(7,593)
Adjustments to rconcile net income to net cash provided by operating activities:		
(Increase)/decrease in assets		
Prepaid expenses		(720)
		(8,313)
Net increase/(decrease) in cash and cash equivalents		(8,313)
Cash and cash equivalents, beginning of year		18,199
Cash and cash equivalents, end of year	$	9,886

The accompanying notes are an integral part
of these financial statements

INTRODUCING BROKER'S ALLIANCE, INC.
D/B/A INTRODUCING BROKERS ALLIANCE, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2006

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Organization – The Company was incorporated in the state of Illinois on December 12, 1997. The Company is registered with the Securities and Exchange Commission is a member of the National Association of Securities Dealers, Inc. and is a wholly owned subsidiary of Peregrine Financial Group, Inc.

The Company did not engage in any trading activity during the year ended March 31, 2006.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the statement of cash flows, the Company's policy for defining cash equivalents are certificates of deposits and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and commonly referred to as "money market funds."

NOTE 2 – NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. and the National Futures Association, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and require that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2006, the Company's net capital as computed pursuant to the rules of the National Securities Dealers Association was $9,386 which was $4,386 more than the minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 5%.

NOTE 3 – INCOME TAXES

The Company has elected S Company status for federal income tax purposes and reports its income on a calendar year basis. Income taxes are therefore the responsibility of the Company's individual shareholders.

NOTE 4 – SUBSEQUENT EVENT

Subsequent to March 31, 2006, the Company became independent and is no longer an affiliate of Peregrine Financial Group, Inc.

INTRODUCING BROKER'S ALLIANCE, INC.
D/B/A INTRODUCING BROKERS ALLIANCE, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PER UNIFORM NET CAPITAL RULE 15C3-1
AND CFTC REGULATION 1.17 (A)(1)(ii)

AS OF MARCH 31, 2006

COMPUTATION OF NET CAPITAL		
Total shareholders' equity	$	10,106
Deductions:		
Nonallowable assets- prepaid expenses		(720)
NET CAPITAL	$	9,386
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness	$	33
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	4,386
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	500
Percentage of Aggregate Indebtedness to Net Capital	$	5%

NOTE: THERE WERE NO MATERIAL DISCREPANCIES BETWEEN THE COMPANY'S UNAUDITED FOCUS REPORT AT MARCH 31, 2005 AND THESE AUDITED FINANCIAL STATEMENTS

See accompanying auditors' report

INTRODUCING BROKER'S ALLIANCE, INC. D/B/A INTRODUCING BROKERS ALLIANCE, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PERSUANT TO RULE 15c-3
as of March 31, 2006

The Company did not handle any customer cash or securities during the year ended March 31, 2006, and does not have any customer accounts.

INTRODUCING BROKER'S ALLIANCE, INC. D/B/A INTRODUCING BROKERS ALLIANCE, INC.
COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PERSUANT TO RULE 15c-3
as of March 31, 2006

The Company did not handle any proprietary accounts of introducing brokers during the year ended March 31, 2006 and does not have any PAIB accounts.

INTRODUCING BROKER'S ALLIANCE, INC. D/B/A INTRODUCING BROKERS ALLIANCE, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
as of March 31, 2006

The Company did not handle any customer cash or securities during the year ended March 31, 2006 and does not have any customer accounts.

SUPPLEMENTARY INFORMATION

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants

567 James Court
Glendale Heights, IL 60139-3206
Phone (630) 790-4269 ● Fax: (630) 547-4112

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors
Introducing Broker's Alliance, Inc.
D/B/A Introducing Brokers Alliance, Inc.
190 South LaSalle Street, 7th Floor
Chicago, Illinois 60603

In planning and performing our audit of the financial statements of Introducing Brokers Alliance, Inc. for the year ending March 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility for are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted one matter involving the internal control structure that we consider to be a material weakness as defined above.

We noted that the Company inadvertently filed their annual audited financial statements late, paying a fine in the amount of $1,000. The Company has taken steps to ensure this condition does not reoccur.

This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements Introducing Broker's Alliance, Inc. for year ended March 31, 2006, and this report does not affect our report thereon dated May 16, 2006. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(ii) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Glendale Heights, Illinois
May 16, 2006
DiMaggio, Vergara +CO. LLC